Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the period ended
September 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A) dated October 28, 2008 should be read in conjunction with the audited financial statements and accompanying amended and restated MD&A for the year ended December 31, 2007, and the unaudited financial statements for the three and nine month periods ended September 30, 2008.

FORWARD LOOKING INFORMATION
The MD&A is a review of our ﬁnancial condition and results of operations. Our ﬁnancial statements are prepared based upon Canadian Generally Accepted Accounting Principles (GAAP) and all amounts are in Canadian dollars unless speciﬁed otherwise. The following discussion also contains forward-looking statements and forward-looking information that involve numerous risks and uncertainties. Therefore, our actual results could differ materially from those discussed in the forward-looking statements and forward-looking information. Readers should be aware that the list of factors, risks and uncertainties set forth in this document under “Risk Factors” is not exhaustive. Readers should refer to OPTI's amended and restated 2007 Annual Information Form (AIF) available at www.sedar.com for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless expressly required by applicable laws or regulatory policies.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY
In millions	Three months ended Sept. 30, 2008		Nine months ended Sept. 30, 2008		Year ended Dec. 31, 2007
Earnings (loss)	$3		$(7)		$9
Total oil sands expenditures (1)	148		577		961
Working capital (2)	nil		nil		271
Shareholders’ equity	$1,804		$1,804		$1,816
Common shares outstanding (basic)	195.9	(3)	195.9	(3)	195.4
Notes:
(1) Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
(2) Includes current portion of interest reserve account and amounts due in June 2009 in relation to our $150 million revolving debt facility.
(3) Common shares outstanding at September 30, 2008 after giving effect to the exercise of common share options and common share warrants, would be approximately 209.0 million common shares.

OVERVIEW
We are a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day (bbl/d) of steam assisted gravity drainage (SAGD) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude™ process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude (PSCTM) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSCTM to sell at a price similar to West Texas Intermediate (WTI) crude oil.

Project Status
Commissioning and final pre-operational testing of the Upgrader continued through the third quarter. The air separation unit is operational, supplying combustion air, liquid oxygen and nitrogen to support the gasifier test firing. The distillation units within the OrCrude™ unit are operating, supplying vacuum residue for the testing of the gasifier with the remainder of the unit ready for start-up. The hydrocracker is now charged with hydrocarbon feed and is circulating in preparation for catalyst conditioning and operation. The two gasifier trains required for start-up were test fired with vacuum residue feed in September. The test firing identified issues with a number of automated isolation valves and burners. The burners have been changed out, the valves and actuators have been repaired or replaced, and test firing of one train has resumed. Once test firing is completed on the two trains, the hydrocracker and sulphur units will be started and we expect first production of PSC™ to commence shortly thereafter.

We have resolved surface facility and minor operational issues that challenged our SAGD production in the third quarter, including a three day power outage and required repairs of a field emulsion pipeline in September.  As a result of these issues, average September production volumes were approximately 11,400 bbl/d.

With increased reliability in surface facilities, bitumen production volumes in the first half of October rose to an average of 15,200 bbl/d, reaching as high as 19,000 bbl/d. A total of 45 well pairs are on SAGD production, with the remainder of the well pairs still circulating steam or waiting to be steamed as steam volumes increase. Based on the volume of steam we have been able to inject, reservoir performance has been consistent with our expectations. Although early in the process, the well pairs that have been turned over to SAGD operation and are producing bitumen have had a combined steam oil ratio (SOR) of about 4 .0. Approximately one quarter of these wells are already at or below our long-term SOR expectation of 3.0. Approximately 10 percent of the wells converted to SAGD production have achieved targeted bitumen production rates. The combination of current SAGD production levels and externally sourced bitumen is expected to be sufficient for start-up of the Upgrader. We anticipate that by year-end 2008 we will be producing approximately 25,000 bbl/d of bitumen and expect to ramp up to full design rates of 72,000 bbl/d (36,000 bbl/d net to OPTI), upgraded into 58,500 bbl/d of PSC™, in early 2010.

Construction cost centres for SAGD and Upgrader have been closed since March 2008. Three cost centres remain on Phase 1 of the Long Lake Project: Upgrader start-up, the steam expansion project, and the ash processing unit.  Start-up activities on the Upgrader have taken longer than expected and, as a result, these costs from April 1, 2008 through Upgrader start-up are now expected to be approximately $285 million versus our March estimate of $165 million. Construction of the steam expansion project is ongoing with expected mechanical completion by year-end. Upon an evaluation of recent trends it has been estimated that the cost to complete this project, which began construction in 2006, has increased from an overall cost of $395 million to $550 million. The primary reasons for the increases are higher than estimated field labour costs and increased schedule duration. Construction on the ash processing unit has been temporarily halted to allow for a safe Upgrader start-up.

Advancing Future Phases
OPTI has sufficient bitumen resources to develop six phases and reach production volumes of approximately 180,000 bbl/d of PSC™ net to OPTI. We and Nexen Inc., our 50/50 joint venture partner, have agreed to defer sanctioning of Phase 2 but to continue to advance up-front engineering and planning in order to be in a position to sanction towards the end of 2009. The decision to defer Phase 2 is based on a combination of the following factors: uncertain financial markets, an escalating capital cost environment, pending regulatory approval for the SAGD portion of the project and lack of clarity on carbon dioxide (CO2) regulations. The additional time is expected to allow us to increase the level of execution preparation and planning in advance of a sanctioning decision.

Executive Appointment
OPTI also announced today the appointment of Joe Bradford to the newly created role of General Counsel and Corporate Secretary. In this capacity, Mr. Bradford will have overall responsibilities for OPTI’s government and regulatory affairs, legal services and business agreements.

Mr. Bradford brings to OPTI a diverse background in project management, regulatory and corporate law with extensive experience in the regulatory approvals processes for the electrical power industry. Prior to joining OPTI, Mr. Bradford held a number of senior management positions including Senior Vice President, Commercial and Legal with Advanced Biodiesel Group and Vice President, Regulatory and Legal at Electricity Supply Board International (Alberta), Alberta’s first independent electrical transmission administrator. Additionally, he was a board member of Veridian Corporation, one of Ontario’s largest distributors of electricity and has consulted to the United Horsemen of Alberta. Mr. Bradford holds a L.L.B. from Queen’s University and a B.A. (Hons.) from St. Francis Xavier University and a Queen’s Commission from the Canadian School of Infantry. He is a member of the Law Society of Alberta and the Law Society of Upper Canada.

CAPITAL EXPENDITURES
Our financial condition to date has been affected primarily by capital expenditures in connection with the construction and commissioning of the Project, related financings and the development of future phases. The table below identifies expenditures incurred by us in the referenced periods for the Project.

In millions	Three months ended Sept. 30, 2008	Nine months ended Sept. 30, 2008	Year ended Dec. 31, 2007
Long Lake Project - Phase 1
Upgrader	$64	$242	$529
SAGD	54	152	282
Sustaining capital and capitalized operations	20	81	54
Total Long Lake Project	138	475	865
Other oil sands activities	10	102	96
Total oil sands expenditures	148	577	961
Capitalized interest	45	124	130
Other capital expenditures	-	10	17
Total cash expenditures	193	711	1,108
Non-cash capital charges	22	63	(212)
Total capital expenditures	$215	$774	$896

During the three months ended September 30, 2008 we incurred capital expenditures of $215 million. Phase 1 expenditures of $138 million were primarily related to commissioning of the Upgrader and ongoing construction of the steam expansion project. Sustaining capital in the third quarter related primarily to the installation of electric submersible pumps on some of our wells and engineering for future Phase 1 well pads. We plan to capitalize net operations for SAGD until the commencement of operations of the Upgrader. During the third quarter, our share of the net SAGD operations was a net cost of $5 million. The SAGD operating results during the quarter were comprised of Premium Synthetic Heavy (PSH) sales of $120 million, power sales of $6 million, operating costs of $38 million, diluent and feedstock volumes consumed of $90 million and transportation costs of $3 million. These operating results are consistent with our expectations for early SAGD commercial operations at these volumes.

The expenditures of $10 million for other oil sands activities during the period related to engineering costs and evaluation of our 2007/08 winter drilling program for future phases. The $22 million of non-cash capital charges related primarily to a $73 million capitalized translation loss with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash and a charge of $4 million for capitalized future taxes, offset by an unrealized hedging gain of $55 million related to the cross currency interest rate swap.

While preparation of the 2009 capital budget is ongoing and will be completed later this year, we currently anticipate a level of spending next year in the $200 million range for our share. The main components of the 2009 budget are expected to include activities to support current operations and advance future phases. More specifically the expenditures will include facility maintenance, ongoing SAGD development to sustain production, engineering and planning for Phase 2, and core hole drilling.

RESULTS OF OPERATIONS
Three months and nine months ended September 30, 2008

In millions	Three months ended Sept. 30, 2008	Three months ended Sept. 30, 2007	Nine months ended Sept. 30, 2008	Nine months ended Sept. 30, 2007
Interest income	$0.8	$3.0	$4.2	$10.6
General and administrative	3.7	3.3	12.0	9.7
Financing charges	nil	10.7	0.9	11.5
Gain (loss) on commodity contracts	8.4	(1.5)	3.0	(3.3)
Amortization and accretion	1.1	0.4	2.9	1.1

* Interest Income
For the three months ended September 30, 2008 interest income decreased to $0.8 million from $3.0 million in the corresponding period of 2007. For the nine months ended September 30, 2008 interest income decreased to $4.2 million from $10.6 million in the corresponding period of 2007. For the three and nine months ended September 30, 2008, the decrease was due to a decline in average cash and cash equivalent balances as well as lower interest rates on investments.

* General and Administrative Expenses
For the three months ended September 30, 2008, General and Administrative (G&A) expenses increased to $3.7 million from $3.3 million in the corresponding period in 2007. For the nine months ended September 30, 2008, G&A expenses increased to $12.0 million from $9.7 million in the corresponding period in 2007. The increase for the three and nine month periods is due to higher levels of corporate staffing, and in the first quarter of 2008, to one-time incremental costs associated with registration of our senior secured notes.

* Financing Charges
For three months ended September 30, 2008 financing charges were nil compared to $10.7 million in the corresponding periods in 2007. For the nine months ended September 30, 2008, financing charges were $0.9 million compared to $11.5 million in the corresponding periods in 2007. Financing charges relate to the new $150 million revolving debt facility established in June 2008 and to the issuance of senior secured notes in 2007.

* Loss on Commodity Contracts
For the three months ended September 30, 2008, we had a gain of $8.4 million compared to a loss of $1.5 million in the corresponding period in 2007. For the nine months ended September 30, 2008, we had a gain of $3.0 million compared to a loss of $3.3 million in the corresponding period in 2007. The gain in 2008 was due to an increase in the fair value of our commodity contracts resulting from a decrease in the forward price of WTI at September 30, 2008, compared to the beginning of the period. During the quarter, spot prices for WTI decreased from approximately $140 per barrel at the beginning of the quarter to approximately $100 per barrel at the end of the quarter. The majority of the gain was unrealized. On October 17, 2008 the Company entered into a swap transaction for 500 barrels a day of 2009 production WTI at US$77 per barrel.

* Amortization and Accretion Expenses
For the three months ended September 30, 2008 amortization and accretion expenses were $1.1 million compared to $0.4 million in the same period in 2007. For the nine months ended September 30, 2008 amortization and accretion expenses were $2.9 million compared with $1.1 million in the same period in 2007. For the three and nine months ended September 30, 2008, the expense was primarily related to the amortization of corporate assets.

* Cross Currency Swaps and Foreign Exchange Contracts
OPTI is exposed to foreign exchange rate risk on our U.S. dollar denominated debt. To partially mitigate this exposure, we had entered into US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. In addition, we had entered into a US$200 million forward contract to buy U.S. dollars and sell Canadian dollars at an initial rate of CDN$0.98 to US$1.00.

The fair value adjustment for each of these contracts at the end of each period is capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps and the forward contract increased during the period primarily due to a weakening Canadian dollar as compared to the U.S. dollar. During the three months ended September 30, 2008, we had an unrealized gain in relation to the cross currency swaps of $55.4 million and a realized gain of $4 million in relation to the forward contracts. The period end value of the cross currency swaps is a liability of $0.2 million and the period end value of the exchange rate forwards is an asset of $6 million. Through the end of the third quarter, we have realized a cumulative gain of $8 million with respect to the forward contract and, at the end of September, this contract had a rate of CDN$1.03 to US$1.00.

In October 2008, OPTI unwound its cross currency swaps and its US$200 million forward contract and entered into new forward contracts for a notional US$800 million. The unwinding of the cross currency swaps and forward contracts resulted in a realized pre-tax gain of approximately CDN$110 million. The new forward contracts, which are the only remaining contracts related to interest and foreign exchange, provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April 2010.  In respect of our U.S. dollar denominated debt, we believe that this new forward provides protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt.

SUMMARY FINANCIAL INFORMATION

		2008		2007				2006
In millions except per share amounts	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest income	$1	$1	$2	$3	$3	$2	$5	$4
Net earnings (loss)	3	(8)	(2)	6	(13)	(2)	-	(11)
Earnings (loss) per share, basic and diluted	$0.02	$(0.04)	$(0.01)	$0.03	$(0.07)	$(0.01)	$-	$(0.06)

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the third quarter of 2008 we had earnings of $3 million, primarily due to an unrealized gain of $8 million on our commodity contracts.

SHARE CAPITAL
At September 30, 2008 OPTI had 195,929,526 common shares, 7,123,416 common share options, and 5,991,000 common shares issuable pursuant to warrants outstanding. The common share options have a weighted average exercise price of $13.24 per share and the warrants have an exercise price of $14.75 per share. Based on recent capital market developments and lower common share price for OPTI, we do not expect these warrants to be exercised.

At September 30, 2008, OPTI’s fully diluted shares outstanding were 209,043,942.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
During the third quarter of 2008 we funded our capital expenditures and ongoing start-up activities from existing working capital and borrowings under our credit facilities. Operations of the Upgrader are planned to commence in the fourth quarter of 2008. After Upgrader start-up, operating cash flow is expected to fund a portion of our capital expenditures.

For the three months ended September 30, 2008 cash used by operating activities was $2 million, cash provided by financing activities was $171 million and cash used in investing activities was $179 million. This resulted in a decrease in cash and cash equivalents during the period of $8 million. Our long-term debt consists of US$1,750 million of senior secured notes, a $500 million revolving credit facility and a $150 million revolving credit facility. At September 30, 2008, $432 million had been drawn on the $500 million revolving credit facility and $100 million had been drawn on the $150 million revolving credit facility. On October 9, 2008, the borrowing on the $150 million facility increased to $140 million. In October 2008, through a series of transactions noted under “Cross Currency Swaps and Forward Exchange Contracts,” OPTI increased its liquidity by approximately $110 million.

Capital Resources
At September 30, 2008 our cash resources included cash of $197 million, an interest reserve account of US$71 million, and the undrawn portion of our revolving credit facilities in the amount of $118 million. Our cash and cash equivalents are invested exclusively in money market instruments issued by Canadian schedule one banks and our interest reserve account is invested exclusively in U.S. Government Treasuries. We expect the interest reserve account, which can only be used to pay interest on the senior secured notes, to be sufficient for interest payments in respect of the notes until December 15, 2008. Our next payment is due June 15, 2009. Approximately $44 million of our accounts payable and accrued liabilities as at September 30, 2008, relates to interest on our senior secured notes that will be funded by the interest reserve account.

Remaining 2008 expenditures are primarily related to commissioning and start-up costs (C&SU) and payment of accounts payables and accrued liabilities related to the completion of Phase 1 construction. Our share of remaining costs for the C&SU and steam expansion projects in 2008 is expected to be approximately $60 million.

At October 24, 2008 we have approximately $310 million of cash on hand. This cash balance includes the cross currency unwind, and the October 2008 borrowing of $40 million on the $150 million revolving credit facility. These resources, along with additional availability on the revolving credit facility, are expected to be sufficient through Upgrader start-up.

Upon the commencement of operations of the Upgrader we expect to generate positive operating cash flows. Total cash flow from the Project in the fourth quarter of 2008 and early 2009 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up of the SAGD operation and Upgrader during the start-up phase, as well as oil and natural gas prices.

Ongoing engineering and planning for Phase 2 and future phase development are expected to require additional debt and or equity over and above operating cash flows. We may require additional funding to maintain ongoing development of future phases in 2009.

Recent developments in capital markets have restricted access to new debt and equity for many companies. The Company is reviewing its 2009 capital spending requirements with a view to reducing its expenditures. The Company is also reviewing its options for financing its future capital programs in the context of the present financing environment which may include access to additional debt facilities, equity markets or potentially asset sales.

We have common share warrants outstanding that entitle the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each that expire in November 2008. As stated previously, based on recent capital market developments and lower common share price for OPTI, we do not expect these warrants to be exercised. Effective June 30, 2008 our $202 million of call obligations at an exercise price of $2.20 per share expired without being exercised.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Commitments for contracts and purchase orders related to project development are $49 million.

During the three months ended September 30, 2008 our long-term debt increased by $70 million due to borrowings under our $500 million revolving credit facility and the short term portion increased by $100 million due to borrowings on the $150 million revolving credit facility.

NETBACKS
We provide a financial outlook in our amended and restated 2007 AIF and our corporate presentation which is an estimate of the netback for our project and provided an update to this outlook in our second quarter MD&A dated July 16, 2008. The netback calculation includes our estimates of revenue, royalties, operating costs and G&A expenses per barrel of product sold, when the Project is at full production capacity.

This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. The financial outlook may not be suitable for other purposes. The netbacks generated by our Project are expected to be lower than shown in this outlook in the years immediately following start-up due to production ramp-up and an initially higher SOR.

Effective October 28, 2008, we updated this financial outlook to reflect an update to our estimated operating costs including property taxes and sustaining capital. These revisions are the result of an update to cost assumptions as part of our annual budgeting process. The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are as outlined in the Forward Looking Information section of this document and in our amended and restated 2007 AIF.

The new Phase 1 Future Project Netback calculation is as follows after reflecting the changes below:

Estimated Phase 1 Future Project Netbacks(1)

In CDN$/bbl	New Post-payout	Previous Post-payout	New Pre-payout	Previous Pre-payout
	$/bbl	$/bbl	$/bbl	$/bbl
Revenue(1,2)	$86.33	$91.72	$86.33	$91.72
Royalties and G&A(3)	(8.43)	(10.08)	(3.84)	(4.36)
Operating costs(4)
Natural gas(5)	(3.90)	(5.89)	(3.90)	(5.89)
Other variable(6)	(2.76)	(2.78)	(2.76)	(2.78)
Fixed(7)	(12.82)	(8.05)	(12.82)	(8.05)
Property taxes and insurance(8)	(3.55)	(2.59)	(3.55)	(2.59)
Netback	$54.87	$62.33	$59.46	$68.05

Notes:
(1)
The per barrel amounts are based on the expected yield for the Project of 57,700 bbl/d of PSC™ and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent. These numbers are cash costs only and do not reflect non-cash charges.  See “Forward Looking Statements.”

(2)
We have updated our assumption with respect to WTI from US$90/bbl to US$75/bbl and foreign exchange rates from CDN$1.00=US$0.97 to CDN$1.00=US$0.85. Electricity sales price is $106 per megawatt hour. Revenue includes sale of PSCtm, bitumen, butane and electricity.

(3)
Royalties are calculated based on a light/heavy differential of 30% of WTI. We anticipate payout for royalty purposes to occur in 2020 based on the assumptions noted. Royalties are lower than previously assumed due to lower attributed bitumen value and associated royalty rate and increased operating costs.

(4)	Costs are in 2009 dollars.

(5)
Natural gas costs are based on our long term estimate for a SOR of 3.0. Natural gas costs have decreased from US$12.86 NYMEX to US$7.50.  The reduction in natural gas prices are offset by the above noted revision to foreign exchange rates.

(6)
Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an average approximate 20 percent reduction of CO2 emissions at a cost of $20 per tonne of CO2. The increase from the previous cost is due to higher chemicals pricing in SAGD operations.

(7) Increase related to inflation and higher than previously assumed maintenance costs and greater usage of downhole equipment for SAGD operations.

(8)	Increase related to escalation of municipal property tax mill rates and escalation of insurance premiums. Property taxes are based on expected mill rates for 2009.

Effective October 27, 2008 we have updated our expectations for sustaining capital.  Sustaining capital costs are estimated to have increased to approximately $8 to $9 per barrel of PSC™, assuming full design rate production adjusted for long-term on-stream expectations.  The increase is as a result of higher drilling costs, reduced spacing between replacement well pairs resulting in more sustaining well pairs and higher facility maintenance costs.

CRITICAL ACCOUNTING ESTIMATES
There are no changes to our critical accounting estimates in the nine months ended September 30, 2008.

ACCOUNTING POLICIES
On January 1, 2008, we adopted the following Canadian Institute of Chartered Accountants (CICA) standards: Section 1535 “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation.”

Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is used internally by our management.

Sections 3862 and 3863 replace Section 3861 “Financial Instruments - Disclosure and Presentation,” which revises financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

There is no impact on our financial position or results of operations as a result of the adoption of these sections.

NEW ACCOUNTING PRONOUNCEMENTS
The CICA issued a new accounting standard Section 3064 “Goodwill and Intangible Assets” which is effective for OPTI in the first quarter of 2009. This standard replaces Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard (IFRS) IAS 38, “Intangible Assets.” Emerging Issues Committee (EIC) 27 “Revenues and Expenditures During the Pre-Operating Period” is no longer applicable for OPTI once we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.

In accordance with GAAP and OPTI’s accounting policies, OPTI has capitalized gains and losses related to the translation of OPTI’s U.S. dollar debt as well as unrealized gains and losses related to financial derivatives. As a result of these proposed changes to GAAP, OPTI expects that these capitalized gains and losses will no longer meet the criteria for capitalization. As such, OPTI anticipates expensing these items with retroactive effect on January 1, 2009 with a corresponding adjustment to opening deficit. The magnitude of this adjustment will depend primarily on the value of the contracts at December 31, 2008 whose value reflects the then current and future value of foreign exchange rates and interest rates.

On February 13, 2008, the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under IFRS in 2011. Certain MD&A disclosures are required beginning for the fourth quarter of 2008. We are currently evaluating the impact of IFRS.

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. We evaluate credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. Our objective is to have no credit losses.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents (including interest reserve accounts); (2) accounts receivable; and (3) derivatives contracts. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low. As at September 30, 2008 the Company has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. Our financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and obligations under capital leases. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. We mitigate liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments. Our financial liabilities arose primarily from the development of the Project. As at September 30, 2008, the Company has met all of the obligations associated with its financial liabilities.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. We evaluate market risk on an ongoing basis. We assess the impact of variability in identified market risks on our medium-term cash requirements. At September 30, 2008, we had mitigation programs to reduce market risk related to foreign exchange, interest rates and commodity price changes.  After the transactions executed through October 24, 2008, we have mitigated a portion of our risk related to foreign exchange and commodity price changes.

The following sections describe these risks in relation to the Company’s key financial instruments.

* Cash and Cash Equivalents (including Interest Reserve Accounts)

The Company has cash deposits with Canadian banks and has money market investments. Counterparty selection is governed by the Company’s Treasury Policy which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at September 30, 2008 the amount in cash and cash equivalents was $197 million and the maximum exposure to a single counterparty is $75 million which is held in the form of U.S. Government Treasuries.

At September 30, 2008, the remaining terms on investments made by the Company are less than 90 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for project development and interest payments. Investments are held to maturity and the maturity value does not deviate with changes in market interest rates.

* Accounts Receivable
Our accounts receivable includes amounts due from Nexen Inc. related to project development and Nexen Marketing related to marketing activities, interest earned but not received on money market investments, and amounts due from the Canada Revenue Agency in relation to GST refunds. The Company’s credit risk in regards to accounts receivable therefore relates primarily to the risk of default by Nexen Inc., which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, the risk of credit loss is considered low. The Company’s receivables from Nexen Inc. have a 30 day term and do not bear interest during this period.

* Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities are comprised primarily of amounts due in respect of development of the Project and certain other corporate expenses. Payment terms on these amounts are typically 30 to 60 days from receipt of invoice and generally do not bear interest. The Company has met its obligations in respect of these liabilities. As at September 30, 2008 accounts payable and accrued liabilities were $197 million which included $44 million of interest payable on its high yield notes which will be paid out of the interest reserve account.

* Debt and Obligations under Capital Lease
The terms of the Company’s debt and obligations under capital lease are described in the notes to our unaudited interim financial statements as at and for the period ended September 30, 2008. The Company has met its obligations in respect of these liabilities. The Company accounts for its borrowings under all of its long-term debt and obligations under capital lease on an amortized cost basis. As at September 30, 2008 long-term debt was $2,294 million, short-term debt was $100 million and obligations under capital leases were $30 million.

The revolving credit facilities are variable interest rate facilities with borrowing rates and duration established at the time of each initial borrowing or roll over. Our current borrowings have an initial 90 day term and therefore fluctuations in the value of such borrowing are not material. The Company is exposed to interest rate changes if and when it rolls over each borrowing. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. As at September 30, 2008, there was $432 million drawn under the $500 million revolving credit facility and $100 million drawn under the $150 million revolving credit facility.

Our senior secured notes are comprised of US$1,750 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between Canadian dollars and U.S. dollars impacts the carrying value of the senior secured notes. A US$0.01 change in the exchange rate will impact the carrying value of the senior secured notes by approximately US$18 million. The exposure to exchange rate fluctuations has been partially mitigated by the forward contracts described under Cross Currency Swaps and Foreign Exchange Contracts.

* Derivative Contracts
The Company periodically uses derivative contracts to hedge certain of the Company’s projected operational or financial risks. In the past, such instruments have involved the use of interest rate swaps, cross currency interest swaps, currency forward contracts and crude oil put options. Derivative contracts outstanding at September 30, 2008 are described in the notes to our unaudited interim financial statements as at and for the three and nine months ended September 30, 2008. These instruments are designated as held-for-trading and are marked to market at each financial statement date.

As at September 30, 2008 we had US$875 million of cross currency swaps and US$200 million of foreign currency forwards to manage a portion of the exposure to the foreign exchange variations on the Company’s long-term debt and associated interest payments. Changes in the exchange rate between Canadian and U.S. dollars changes the value of these instruments. The difference between Canadian and U.S. interest rates will change the market value of the cross currency swaps. The value of the cross currency swaps as at September 30, 2008 was a liability of $0.2 million, and the value of the foreign currency forwards as at September 30, 2008 was an asset of $5.8 million.  As described in “Cross Currency Swaps and Foreign Exchange Contracts,” these contracts were replaced with new forward contracts in October 2008.

We have established commodity hedging contracts to mitigate the Company’s exposure of future operations to decreases in the price of its synthetic crude oil. The Company has chosen to use put options and forward sale contracts to mitigate a portion of the exposure. As at September 30, 2008 the Company had put options covering 0.3 million barrels of remaining 2008 production at US$50.00 per barrel; deferred premium put options covering 2.2 million barrels of 2009 production at US$80.00 per barrel; and forward sale contracts covering 0.2 million barrels of 2009 production at US$77.00 per barrel.  The value of these financial instruments as at September 30, 2008 was an asset of $12 million.

RISK FACTORS
Our risk factors are consistent with our MD&A dated July 16, 2008 our 2007 annual amended and restated MD&A dated January 22, 2008 and our amended and restated 2007 AIF.